[Letterhead of]
CRAVATH, SWAINE & MOORE LLP
[New York Office]
212-474-1644
Symetra Financial Corporation
Registration Statement on Form S-1
File No. 333-162344
November 9, 2009
Dear Mr. Riedler:
     Symetra Financial Corporation (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (File No. 333-162344) (the “Registration Statement”). This letter, together with Amendment No. 2, sets forth the Company’s responses to the comments contained in your letter dated October 30, 2009 (the “Comment Letter”) relating to the Registration Statement. In addition, Amendment No. 2 updates the financial statements and related disclosure in the Registration Statement for the nine months ended September 30, 2009.
     Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 2 of the requested disclosure or revised disclosure. Where requested, supplemental information is provided.
     Four clean copies of Amendment No. 2, and four copies that are marked to show changes from the originally filed Registration Statement, are enclosed for your convenience with three copies of this letter. Page references in the Company’s responses are to pages in the marked copy of Amendment No. 2.

FORM S-1
General
1.	We note that you are submitting a number of documents in a confidential treatment request. Please note that you will be receiving comments to the confidential treatment request under separate cover and that all confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.
     The Company acknowledges the Staff’s comment and confirms its understanding that all confidential treatment issues must be resolved before the Staff will consider a request for acceleration of the Registration Statement.
2.	Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.
     The Company confirms that the only graphic, visual or photographic information that will be included in the printed prospectus will be the Symetra logo contained on the cover of the prospectus.
3.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.
     The Company confirms that it will file a pre-effective amendment containing pricing-related information with adequate time for the Staff to review prior to circulating the preliminary prospectus.
4.	Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.
     The Company acknowledges the Staff’s comment and confirms that when it files a pre-effective amendment that includes the price range, the Company intends to include a bona fide price range within the limitation suggested by the Staff.
5.	Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K.
     The Company has filed all currently available exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K and confirms that it will file all remaining exhibits as promptly as practicable in a pre-effective amendment.
6.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.
     The Company acknowledges the Staff’s comment and confirms that it has endeavored to make appropriate changes in accordance with the Staff’s comments in Amendment No. 2.
7.	Throughout the registration statement, you cite various estimates, statistics and other figures. In the prospectus, please attribute the below statements and any other similar statement to the source from which you obtained the information.
•	76.8 million baby-boomers (Americans born between 1946 and 1964) who are at or near retirement age (pages 2 and 103);
•	61.6 million members of Generation X (Americans born between 1965 and 1979) who are likely to fund their retirement from personal savings (pages and 103);
•	Illustrating this trend, industry sales of variable annuities declined by 26% in the first six months of 2009 compared to the equivalent 2008 period. Conversely, industry sales of fixed annuities grew by 46% over the same period (pages 2 and 103); and
•	In the United States, 75 million people under the age of 65 receive their benefits through self-funded plans, including 47% of workers in smaller firms and 76% of workers in midsize firms (pages 2 and 103).
     The Company has revised its disclosure on pages 2 and 108 of Amendment No. 2 to attribute the estimates, statistics and similar figures listed above, and any similar statements, to the respective sources from which the Company obtained such information.
Prospectus Summary, page 1
8.	We note your use of non-GAAP financial results throughout your Prospectus Summary. These non-GAAP financial results appear to be presented in a manner that is more prominent than your GAAP results. See Item 10(e) of Regulation S-K. Please replace the current disclosure on page 1 with a brief summary of your recent operating results, your current financial position and book value per common share that is expressed in GAAP terms. Similarly, please replace your references to non-GAAP financial results on the top of page 4 to use financial results that are expressed in GAAP terms.
     The Company respectfully submits that it has complied with Item 10(e) by using a presentation of its non-GAAP financial measures on page 1 of Amendment No. 2 that provides equal or greater prominence to the most directly comparable financial measures determined in accordance with GAAP. This is illustrated by the fact that the non-GAAP financial measures are presented in the same sentence as the most directly comparable financial measures determined in accordance with GAAP. Further, the Company has revised its disclosure on page 1 to present the most directly comparable financial measure determined in accordance with GAAP before the applicable non-GAAP financial measure in each relevant sentence. In addition, the Company has added a cross-reference on page 1 to direct readers to the summary presentation of its operating results and financial position determined in accordance with GAAP included in the Summary Historical Consolidated Financial and Other Data section of the Prospectus Summary. The Company is not aware of any formal guidance from the Commission or the Staff that suggests that Item 10(e) prohibits the presentation of non-GAAP information in a prospectus prior to the presentation of summary financial information.
     As also discussed in the Company’s response to comment 28 below, the Company believes that its use of non-GAAP financial measures provides useful information to investors, and that the Company’s presentation of these measures complies with Item 10(e) of Regulation S-K. The Company believes that adjusted book value and operating return on average equity, or operating ROAE, provide investors with useful insights regarding the underlying performance of the Company’s business. These measures are used by the Company’s management and board of directors to assess the effectiveness of operating and strategic decisions and to assess the efficiency with which the Company deploys capital. These measures remove the impact of certain realized and unrealized gains (losses) generated from the Company’s investment portfolios. The amount and timing of these realized and unrealized gains (losses) in any period or as of any date are substantially driven by equity market conditions, interest rates, credit spreads and broader economic conditions that are outside of the control of management. While the Company believes that its use of non-GAAP financial measures provides important information to investors, the Company recognizes the importance of these realized and unrealized gains and losses and therefore has presented the most directly comparable financial measures determined in accordance with GAAP, which fully reflects such gains and losses, with equal or greater prominence. The Company’s management fully expects to continue to communicate these non-GAAP financial measures to the Company’s shareholders as a public company. Accordingly, the Company believes that such data belong on the first page of the Prospectus Summary. Further, the Company believes that its use and presentation of non-GAAP financial measures in relation to the comparable financial measures determined in accordance with GAAP is appropriately balanced throughout the prospectus.
     In addition, the Company has revised its disclosure on page 4 of Amendment No. 2 by adding the most directly comparable financial measure determined in accordance with GAAP to the same sentence as the applicable non-GAAP financial measure. The Company has also added a cross-reference on page 4 to direct readers to the summary presentation of its operating results and financial position determined in accordance with GAAP included in the Summary Historical Consolidated Financial and Other Data section of the Prospectus Summary.
     Because of the reasons set forth above and the revisions to the Company’s disclosure in Amendment No. 2 described above, the Company believes that its presentation of non-GAAP measures in the Prospectus Summary provides equal or greater prominence to the most directly comparable financial measures determined in accordance with GAAP and complies with Item 10(e).
9.	You disclose on pages 3 and 104 that “[you] have an attractive and diverse mix of businesses” and “a strong and transparent balance sheet.” Please remove these statements or, in the alternative, revise your disclosure to clarify that these statements are your beliefs. In addition, please revise to clarify what you mean by a “transparent” balance sheet.
     The Company has revised its disclosure on pages 3 and 109 of Amendment No. 2 to clarify that it is the Company’s belief that “[it] ha[s] an attractive and diverse mix of businesses” and “a strong and transparent balance sheet” and to clarify what the Company means by a “transparent” balance sheet.
10.	On pages 4 and 105, you disclose that “[i]n the last 25 years, [your] group medical stop-loss insurance business has experienced only two calendar years of net losses.” If either or both of these calendar years of net losses occurred in the last five years, please disclose the years in which they occurred and quantify the losses.
     The Company confirms that neither of the two calendar years in which the Company’s group medical stop-loss insurance business experienced net losses occurred in the last five years. In addition, the Company has revised its disclosure on pages 4 and 110 of Amendment No. 2 to disclose that 1999 was the most recent calendar year in which such net losses occurred.
Financial Strength Ratings, page 7
11.	You disclose on pages 7, 15, 89 and 121 that the financial strength ratings of your primary life insurance subsidiaries are “A” with a stable outlook from A.M. Best Company, Inc., “A” with a negative outlook from Standard & Poor’s Rating Service, “A3” with a stable outlook from Moody’s Investors Service, Inc. and “A+” with a negative outlook from Fitch, Inc. Please revise to identify each of your subsidiaries that have been rated by the above listed rating agencies and their respective financial strength ratings. In addition, we note that rating agencies also evaluate the general creditworthiness of debt securities issued by companies. Please revise to disclose the issuer credit ratings for you and each of your subsidiaries that have issuer credit ratings.
     The Company has revised its disclosure on pages 7, 15, 95 and 126 of Amendment No. 2 to include the financial strength ratings of each of its subsidiaries rated by A.M. Best Company, Inc., Standard & Poor’s Rating Service, Moody’s Investors Service, Inc. and Fitch, Inc. In addition, the Company has revised its disclosure on pages 95 and 126 to include the issuer credit/default ratings for the Company and each of its subsidiaries that have issuer credit/default ratings.
Risk Factors, page 12
“Difficult conditions in the credit and equity markets...,” page 13
12.	We note that you disclose that the credit, financial and economic crisis has had various effects on your business and results of operations. Please expand each of the bullet points to clarify and, to the extent possible, quantify the effect that the credit, financial and economic crisis has had on your business and results of operations.
     The Company has revised its disclosure on page 13 of Amendment No. 2 to clarify, describe and, to the extent possible, quantify the effect that the credit, financial and economic crisis has had on its business and results of operations.
“Our investment portfolio is subject to various risks...,” page 13
13.	Please expand your risk factor under the subheading “Credit risk” to disclose the amount of your fixed maturity portfolio and credit related impairments for 2007, 2008, and interim 2009.
     The Company has revised its disclosure on page 15 of Amendment No. 2 to disclose the amount of its fixed maturities portfolio as of September 30, 2009, December 31, 2008 and December 31, 2007 and the amount of its credit related impairments for the nine months ended September 30, 2009 and 2008 and the years ended December 31, 2008, 2007 and 2006.
14.	Please expand your risk factor under the subheading “Liquidity risk” to disclose the percentage of your investments which you hold in privately placed fixed maturities, mortgage loans, policy loans and limited partnership interests and that you have noted are relatively illiquid as compared to publicly traded fixed maturities and equities.
     The Company has revised its disclosure on page 15 of Amendment No. 2 to disclose the percentage of its total invested assets which it holds in privately placed fixed maturities, mortgage loans, policy loans and limited partnership interests.
“If our reserves for future policy benefits and claims are inadequate...,” page 18
15.	Please expand your disclosure to disclose the total amount of adjustments to reserves you made during each of 2007, 2008, and interim 2009. Alternatively, please supplementally confirm that no adjustments to reserves were made in those time periods.
     The Company has revised its disclosure on page 19 of Amendment No. 2 to confirm that it has not made any significant adjustments to reserves due to inadequacy during 2007, 2008 or the first nine months of 2009.
“We rely on reinsurance agreements to help manage our business risks...,” page 20
16.	If a reinsurer has been or is currently “unable or unwilling to pay the reinsurance recoverable owed” to you, and if this inability or unwillingness materially harmed your business, please discuss the situation in this risk factor and quantify the amount disputed.

     The Company has revised its disclosure on page 20 of Amendment No. 2 to confirm that it has not experienced any insolvency, inability or unwillingness on the part of any reinsurer to make payments under the terms of its reinsurance agreement with the Company in 2007, 2008 or through September 30, 2009.
“Consolidation among distributors or potential distributors...,” page 21
17.	You disclose that a single financial institution accounted for a significant portion of your fixed annuity product sales in 2008 and through June 30, 2009. On page 114, you disclose that this financial institution is JPMorgan Chase & Co. Please expand your disclosure here to name the financial institution. In addition, please expand your disclosure here and on page 114 to disclose the percentage of your total sales that JPMorgan accounted for in 2008 and through June 30, 2009.
     The Company has revised its disclosure on page 21 to provide the name JPMorgan Chase & Co. In addition, the Company has revised its disclosure on pages 21 and 119 of Amendment No. 2 to disclose the percentage of the Company’s total sales accounted for by JPMorgan Chase & Co. in 2008 and through September 30, 2009.
“Changes in accounting standards issued by the Financial Accounting...,” page 22
18.	This risk factor could apply to any issuer. Please revise this risk factor so it is specific to your situation.
     The Company has revised its disclosure on page 22 of Amendment No. 2 to make the risk factor “Changes in accounting standards issued by the Financial Accounting...” more specific to the Company.
“If we are unable to maintain the availability of our systems...,” page 22
19.	If problems with your systems or data have materially harmed your business in the past or if they are currently doing so, please discuss the situation in this risk factor.
     The Company confirms that it has not experienced any problems with its systems or data that have materially harmed its business in the past or currently.
     “Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act of 2002...,” page 29
20.	We note your disclosure here regarding your internal control over financial reporting. Please revise your disclosure to clarify whether in connection with its audit of your financial statements for the periods presented in the filing, your independent registered public accounting firm reported any material weaknesses or significant deficiencies related to policies and procedures that would impact your internal controls over financial reporting.

     The Company has revised its disclosure on page 30 of Amendment No. 2 to clarify that in connection with the Company’s 2006, 2007 and 2008 audits, no material weaknesses in the Company’s internal control over financial reporting were identified.
     The Company acknowledges the Staff's comment to clarify whether the Company’s independent registered public accounting firm, in connection with its audits of the Company’s financial statements for the periods presented in the filing, has reported any significant deficiencies that would impact the Company’s internal control over financial reporting. The Company notes that while material weaknesses are required to be included in any reports on internal control over financial reporting issued by management or the Company’s independent registered public accounting firm, disclosure of the presence or absence of significant deficiencies is generally not required.
Industry and Market Data, page 33
21.	We note that you have included industry and government data and forecasts that you have prepared based, in part, upon industry and government data and forecasts from publications and surveys. We note further that you state that such sources do not assure the accuracy and completeness of the information. Please revise your disclosure here to state that you are responsible for the information included in the prospectus.
     The Company has revised its disclosure on page 34 of Amendment No. 2 to clarify that the Company is responsible for the adequacy and accuracy of the disclosure in the prospectus.
Use of Proceeds, page 39
22.	We note that you intend to use the net primary proceeds from the offering for general corporate purposes, which may include contributions of capital to your insurance and other subsidiaries. Please revise your disclosure to clarify whether you have a current specific plan for the proceeds. If you do not have such a plan, please so state and disclose the principal reasons for the offering. If you do have a plan, please provide a brief outline of your proposed expenditures and the cost of each expenditure. See Item 504 of Regulation S-K.
     The Company has revised its disclosure on page 37 of Amendment No. 2 to clarify that its board of directors has not made any determination of specific uses of proceeds at this time, but that the Company expects to use the net primary proceeds from the offering for general corporate purposes, which may include contributions of capital to the Company’s insurance and other subsidiaries.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43
Critical Accounting Policies and Estimates and Recently Issued Accounting Standards, page 44
Fair Value, page 46
Valuation of Fixed Maturities, page 47
23.	In regards to securities transferred into Level 3 please provide a discussion of the:
a.	the significant inputs that you no longer consider to be observable; and
b.	any material gain or loss you recognized on those assets or liabilities during the period, and, to the extent you exclude that amount from the realized/unrealized gains (losses) line item in the Level 3 reconciliation, the amount you excluded.
     The Company acknowledges the Staff’s comment and is providing the following supplemental discussion:
     The Company does not believe transfers of fixed maturities into Level 3 during the nine months ended September 30, 2009 and the year ended December 31, 2008 are material to an assessment of the Company’s financial position or results of operations. Accordingly, the Company does not believe a discussion of the significant inputs that became unobservable, which resulted in a transfer of the securities into Level 3, is warranted. In addition, the Company did not recognize any material gains or losses on fixed maturities transferred into Level 3 and no unrealized or realized amounts were excluded from the Level 3 reconciliation.
     Transfers of fixed maturities into Level 3, at fair value, during the periods ending September 30, 2009 and December 31, 2008 were $14.7 million and $64.4 million, respectively, which represented 0.1% and 0.4%, respectively, of the Company’s total fixed maturities.
     During the nine months ended September 30, 2009, the Company did not realize any gain or loss related to securities transferred into Level 3 and has not taken any impairment charges in relation to these securities. For the year-ended December 31, 2008, the Company realized gains of less than $0.01 million on securities transferred into Level 3 and has not taken any impairment charges in relation to these securities.
     Due to the immaterial amount of fixed maturities transferred into Level 3, the Company believes discussion of these transfers in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is not warranted as it would not be material to an investor’s assessment of the Company’s financial position or results of operations.
24.	Similar to the comment above, with regard to your Level 3 assets, please provide a discussion of:
a.	whether realized and unrealized gains (losses) affected your results of operations, liquidity or capital resources during the period, and if so, how;
b.	the reason for any material decline or increase in the fair values; and
c.	whether you believe the fair values diverge materially from the amounts you currently anticipate realizing on settlement or maturity. If so, disclose why and provide the basis for your views.
     In response to the Staff’s comments 24(a) and 24(b), the Company has revised its disclosure on page 49 of Amendment No. 2. In response to the Staff’s comment 24(c), the Company has revised its disclosure on page 49 of Amendment No. 2 to explain its beliefs with respect to the divergence between currently anticipated fair values and realized values.
     The Company further notes that it believes the fair values of its Level 3 fixed maturities may differ significantly from the amounts the Company will ultimately realize upon settlement or maturity as fair values can fluctuate with economic conditions that impact assumptions inherent in the valuation process including, but not limited to, interest rates, credit spreads and liquidity factors. The Company purchases fixed maturities with durations that are expected to support the cash flows of its liabilities and generally intends to hold its fixed maturities until maturity at which point the Company would receive face value. The majority of the Company’s Level 3 fixed maturities are private placements and residential mortgage-backed securities backed by reverse mortgages. The Company believes it will hold these investments to maturity and, therefore, does not anticipate realized gains (losses) on these investments upon settlement or maturity.
25.	Please disclose the significant judgments you made in classifying a particular financial instrument in the fair value hierarchy.
     The Company has revised its disclosure on pages 48 through 49 of Amendment No. 2 to provide the significant judgments made by the Company in classifying particular financial instruments in the fair value hierarchy.
26.	Please disclose which financial instruments are affected by the lack of market liquidity (i.e. inactivity), how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments. To the extent you used a discounted cash flow approach to determine the fair value of a financial instrument, such as loans held for sale, or mortgage-backed securities backed by subprime or Alt-A collateral, discuss the specific change in the discount rate or any other analysis you performed to account for the lack of liquidity and discuss how and why you changed your assumptions from prior periods.
     The Company has revised its disclosure on page 49 of Amendment No. 2 to address the Staff’s comment.
27.	You disclose that you use pricing services and investment advisors to assist you in determining fair values. Please revise your disclosure to explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. Ensure that your revised disclosure includes the following:
a.	The amount of assets you valued using prices you obtained from pricing services, along with the classification in the fair value hierarchy;
b.	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements; and
c.	Whether, and if so, how and why, you adjusted quotes or prices you obtained from investment advisors and pricing services.
     The Company has revised its disclosure on pages 48 through 49 of Amendment No. 2 to address the Staff’s comment.
Use of Non-GAAP Financial Measures, page 51
28.	We note your disclosure regarding the use of several non-GAAP financial measures here and throughout the document. The disclosure provided does not meet the burden of demonstrating the usefulness of a measure that excludes recurring items, especially given that the non-GAAP financial measures appear to be used to evaluate performance. Further, it is unclear whether and if so, how management could reasonably believe that it is probable that the financial impact of these items will disappear or become immaterial within a near-term finite period. Please revise the filing to comply with item 10(e) of Regulation S-K, or remove all references to these non-GAAP measures. Refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website at http://sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#item10e that we issued on June 13, 2003.
     The Company believes that net operating income, operating return on average equity, adjusted book value, adjusted book value per common share and adjusted book value per common share, as converted, each provide useful information to investors, and that the Company’s presentation of these measures complies with Item 10(e) of Regulation S-K.
     The Company believes that each of these measures provides investors with useful insights regarding the underlying performance of the Company’s business. The Company believes that certain realized and unrealized investment gains (losses), even though they are recurring items, may mask the trends in core business performance because they are driven by interest rates, credit spreads, investment decisions and other external economic developments unrelated to the insurance and underwriting aspects of the Company’s business. Certain other realized investment gains and losses are included in these non-GAAP measures, such as those pertaining to the Company’s fixed indexed annuity, or FIA, product in the Company’s Retirement Services segment. The Company includes these gains and losses because it believes that they are integrally related to its core insurance operations since the net realized gains and losses are directly related to an offsetting item included in the income statement, such as interest credited.
     The Company has expanded its disclosure to provide additional detail regarding how management uses these non-GAAP measures to evaluate performance. The Company has also revised its disclosure to further explain and provide examples of the factors that drive the timing and amount of the recurring items. Management believes the financial impact of the recurring items can fluctuate from period to period. Therefore, management believes that it is important for investors to also review the most directly comparable GAAP measure. As an example, the Company’s AOCI balance fluctuated significantly during the nine months ended September 30, 2009. Increases in the fair value of the Company’s fixed maturities improved AOCI included in stockholder’s equity by $1,082.4 million from December 31, 2008 to September 30, 2009 resulting in an AOCI balance of $29.8 million at September 30, 2009 versus an AOCI balance of $(1,052.6) million at December 31, 2008. The increase in fair value was driven by credit market improvements and tightening of interest spreads. Since the Company makes investments of similar duration as associated liabilities and typically expects to hold the investments to maturity, the Company does not expect to realize the unrealized gains (losses) in its investment portfolio. For example, for the nine months ended September 30, 2009, when the Company experienced substantial improvement in its investment portfolio’s unrealized gain (loss), the Company had much smaller net realized losses on sales of fixed maturities of $1.4 million (net of taxes of $0.7 million).
     In addition, as discussed in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, the Company has revised its disclosure on pages 53 through 56 of Amendment No. 2 to include disclosure on the material limitations associated with use of non-GAAP financial measures as compared to the use of the most directly comparable financial measures determined in accordance with GAAP and to include the manner in which management compensates for these limitations when using the non-GAAP financial measures. As discussed in the Company’s response to comment 8 above, the Company has also revised its disclosure to ensure that its presentation of non-GAAP measures provides equal or greater prominence to the most directly comparable financial measures determined in accordance with GAAP. The Company further believes that investors will expect the Company to disclose these measures in order to allow for comparative evaluation of Company performance.
Investments, page 73
29.	Footnote 3 to the table presenting the composition of your investment portfolio appears to be missing some text. Please revise, as necessary, to clarify the significance of the $63.2 million and $56.3 million included in limited partnership investments.
     The Company has revised its disclosure on page 77 of Amendment No. 2 to clarify the applicable footnote.
Fixed Maturity Securities Credit Quality, page 78
30.	For your below investment grade securities please disclose the amount of unrealized losses and other-than-temporary impairments associated with these securities. In addition, clarify why you believe no additional impairment is required. You may want to consider disaggregating the requested disclosure for those sectors with the most exposure, such as Corporate Securities, RMBS and CMBS.
     The Company has revised its disclosure on pages 82 through 83 of Amendment No. 2 to provide the amount of unrealized losses and other-than-temporary impairments associated with the relevant securities and to clarify why the Company believes no additional impairment is required.
31.	Please revise your disclosure for the securities in your investment portfolio that are guaranteed by monoline bond insurers to include the credit rating with and without the guarantee.
     The Company has revised its disclosure on page 83 of Amendment No. 2 to address the Staff’s comment.
Dividends and Regulatory Requirements, page 95
32.	You disclose that you target a risk-based capital level of at least 350% in your life insurance company. Please expand your disclosure to identify the company and disclose the current risk-based capital level in that company.
     The Company has revised its disclosure on page 101 of Amendment No. 2 to identify the Company’s life insurance company as Symetra Life Insurance Company and to include the risk-based capital ratio of Symetra Life Insurance Company as of September 30, 2009.
Business, page 102
33.	We have been unable to locate your disclosure of your financial information about segments in your Business section. Please revise this section to disclose the information required by Item 101(b) of Regulation S-K or provide a cross reference to the section where all the required information, conforming to generally accepted accounting principles, has been disclosed.
     The Company has provided a cross-reference on page 107 of Amendment No. 2 to Note 22 to its audited consolidated financial statements, which discloses the financial information by segment for each of the last three fiscal years as required by Item 101(b) of Regulation S-K.
Distribution, page 114
34.	It appears you have filed two agency agreements as Exhibits 10.8 and 10.9 to your Amendment No. 1 to Form S-l. Please confirm that these are the only two agency and/or distribution agreements upon which you are substantially dependent. Please also expand your disclosure to discuss each agreement’s material terms, including, but not limited to any payment provisions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place, duration and termination provisions. Please also identify the third party which is currently performing the obligations under these agreements.
     The Company confirms that the agreements filed as Exhibits 10.8 and 10.9 are the only two agency and/or distribution agreements upon which the Company’s business is substantially dependent. In addition, the Company has revised its disclosure on page 119 of Amendment No. 2 to include a discussion of the material terms (excluding certain terms that are pending review under the Company’s confidential treatment request) of each of these agreements and to state that Chase Insurance Agency, Inc. is the third party currently performing the obligations under these agreements.
Reinsurance, page 118
35.	Please confirm that you will file all agreements with these four reinsurers upon which the company’s business is substantially dependent. It appears that you have filed and/or intend to file some of these agreements as Exhibits 10.2 through 10.6. Please also confirm that in your next amendment you will describe all the material terms of these agreements, including, but not limited to any payment provisions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place, duration and termination provisions.
     The Company confirms that it has now filed all reinsurance agreements with the reinsurers upon which the Company’s business is substantially dependent as exhibits to the Registration Statement. In addition, the Company has revised its disclosure on page 124 of Amendment No. 2 to include a discussion of the material terms (excluding certain terms that are pending review under the Company’s confidential treatment request) of each of these agreements.
Management, page 129
36.	Please revise your disclosure regarding Mr. Smith’s business experience to clarify when he became a managing partner of Whittington Gray Associates and when he left The Hartford Financial Services Group. Please also confirm that you have described Mr. Smith’s business experience during the past five years.
     The Company has revised its disclosure on page 134 of Amendment No. 2 to clarify when Mr. Smith became a managing partner of Whittington Gray Associates and when he left The Hartford Financial Services Group. The Company confirms that it has described Mr. Smith’s business experience during the past five years.
Composition of the Board of Directors, page 131
37.	Please expand your disclosure to identify the four directors which you believe are independent directors under currently applicable listing standards of the NYSE. See Item 407(a) of Regulation S-K.

     The Company has revised its disclosure on page 136 of Amendment No. 2 to identify the four directors it believes are independent directors under currently applicable listing standards of the NYSE.
Compensation Committee Interlocks and Insider Participation, page 132
38.	You disclose that “Upon completion of this offering, our board of directors will have a compensation committee as described above.” We have been unable to locate your disclosure regarding your compensation committee. Please expand your disclosure to identify the directors or other persons on this committee and provide any other material information regarding this committee.
     The Company has revised its disclosure on page 137 of Amendment No. 2 to provide information about the Company’s compensation committee, including the identities of the directors on the compensation committee and any other material information regarding the committee.
Compensation Discussion and Analysis, page 132
Elements of Compensation, page 133
Annual incentive compensation, page 133
39. Please disclose the growth in your intrinsic business value per share in 2008.
     The Company has revised its disclosure on page 140 of Amendment No. 2 to disclose the growth in the Company’s intrinsic business value per share in 2008.
40.	You disclose that after the Annual Incentive Bonus Plan is established, each executive is allocated a portion of the pool based on his or her individual target and individual performance. You also disclose that Mr. Talbot recommends to the compensation committee a percentage of that executive’s individual target to be paid for the performance year based on such executive’s individual performance compared to goals or expectations set for such executive and Mr. Talbot. Please expand your discussion of your Annual Incentive Bonus Plan to disclose the specific individual performance goals or expectations that were set for each executive and Mr. Talbot in the beginning of 2008 for 2008 performance. Please further expand your disclosure to provide an analysis that describes whether, and to what extent, each of these goals were achieved and how the achievement or failure of each of these goals influenced or determined the committee’s decisions relating to the bonus granted to each named executive officer in 2008. Please include in this analysis Mr. Talbot’s recommendations for each respective named executive officer. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b) of Regulation S-K.
     The Company has revised its disclosure on page 140 of Amendment No. 2 to provide the specific individual performance goals or expectations that were set forth for each executive and Mr. Talbot in the beginning of 2008 for 2008 performance and an analysis that describes whether, and to what extent, each of these goals was achieved and how the achievement or failure of each of these goals influenced or determined the committee’s decisions relating to the bonus granted to each named executive officer in 2008, including Mr. Talbot’s recommendations for each respective named executive officer.
41.	Please describe the analyses that the board undertook to conclude that 65% of the target bonus pool was an appropriate amount to award the executives for the company’s “solid operating performance” in 2008. Similarly, please describe in the section entitled “Long-Term Incentive Compensation” the analyses the board undertook to conclude that a 50% payout under the Performance Share Plan was commensurate with the growth in operating return on equity in 2008.
     The Company has revised its disclosure on page 140 of Amendment No. 2 to describe the analyses that the Company’s board of directors undertook to conclude that 65% of the target bonus pool was an appropriate amount to award the executives for the Company’s performance in 2008 and on page 142 of Amendment No. 2 to describe the analyses that the Company’s board of directors undertook to conclude that a 50% payout under the Performance Share Plan was commensurate with the Company's growth in operating return on equity in 2008.
42.	You disclose that in 2008, the Annual Incentive Bonus was designed to constitute 5%, 11%, 8% and 11% of total target compensation for Mr. Talbot, Ms. Meister, Mr. Harbin and Mr. Lindsay, respectively. Please expand your disclosure to state for each respective executive officer the actual percent of total compensation which the bonus accounted. Please similarly expand your disclosure to disclose the actual percent that Mr. McCormick’s sales incentive compensation accounted for of his 2008 total compensation.
     The Company has revised its disclosure on pages 140 through 141 of Amendment No. 2 to state for each executive officer the actual percent his or her respective Annual Incentive Bonus accounted for in relation to his or her respective total compensation and the actual percent that Mr. McCormick’s sales incentive compensation accounted for in relation to his 2008 total compensation.
Sales incentive compensation, page 134
43.	Please expand your disclosure to clarify what you mean by the “targets” for Mr. McCormick’s Sales Incentive Plan. Please also expand your disclosure to clarify the products to which this plan applies.
     The Company has revised its disclosure on page 141 of Amendment No. 2 to clarify what is meant by the “targets” for Mr. McCormick’s Sales Incentive Plan and the products to which the plan applies.

The Equity Plan, page 136
44.	You disclose that prior to 2009, you did not make grants under the Equity Plan. Please confirm that as of December 31, 2008, you did not have any outstanding equity awards and that none of your named executive officers exercised any options or vested in any stock awards during 2008. Alternatively, please revise your registration statement to include the required tables and information. See Item 402(f) and (g) of Regulation S-K.
     The Company confirms that, as of December 31, 2008, it did not have any outstanding equity awards and that none of its named executive officers exercised any options or vested in any stock awards during 2008.
Restricted Stock Agreements, page 143
45.	Please file, or provide a form of, the Restricted Stock Agreements with Mr. Talbot and Ms. Meister. Alternatively, please provide us with your analysis as to why such agreements are not required to be filed pursuant to Item 60l(b)(10) of Regulation S-K.
     The Company has filed with Amendment No. 2 a form of the Restricted Stock Agreements with Mr. Talbot and Ms. Meister.
Certain Relationships and Related Transactions, page 146
46.	Please expand your disclosure in this section to disclose for each transaction the name of each related person that is related to the transaction, the basis upon which each person is a related person and each related person’s interest in the transaction. See Item 404(a)(1) and (2) of Regulation S-K. For example, in the disclosure of your transactions with White Mountain, please disclose that White Mountain Insurance Group, Ltd is a 26.3% beneficial owner of your common stock and the affiliations your directors, David Foy and Robert Lusardi, have with White Mountain.
     The Company has revised its disclosure on pages 152 through 156 of Amendment No. 2 to address the Staff’s comment.
47.	Please expand your disclosure regarding your shareholders agreements, dated as of March 8, 2004, March 19, 2004 and April 16, 2004, to provide a description of the provisions relating to registration rights, transfer restrictions, tag-along rights, competition and confidentiality.
     The Company has revised its disclosure on page 154 of Amendment No. 2 to provide a description of the provisions relating to registration rights, transfer restrictions, tag-along rights, competition and confidentiality.
48.	Please file copies of the following agreements as exhibits to this registration statement.

•	Investment Management Agreement with Prospector Partners, LLC;

•	Coinsurance reinsurance agreement with Wilton Reassurance Company;

•	Coinsurance reinsurance agreements with General Re Life Corporation;

•	Accident and health reinsurance agreement with White Mountains Re America; and

•	Any agreement entered into for the purchase or sale of the Class B common stock of Berkshire Hathaway Inc.
     The Company undertakes to file the investment management agreement with Prospector in a future pre-effective amendment following execution of that agreement.
     The Company respectfully submits that the coinsurance agreements with Wilton Reassurance and General Re Life and the reinsurance agreement with White Mountains Re America are not required to be filed as exhibits because, pursuant to paragraph (b)10(ii) of Item 601 of Regulation S-K, the Company believes that such contracts are “immaterial in amount and significance.” Premiums ceded by the Company under the Wilton Reassurance, General Re Life and White Mountains Re America agreements represented 0.3%, 0.1% and 0.4% of the Company’s premium revenue recognized during 2008, respectively, and are therefore immaterial in amount.
     The Company is not party to any agreements for the purchase or sale of the Class B common stock of Berkshire Hathaway Inc.
49.	Please revise your disclose to confirm that the following policies/obligations were on substantially the same terms as those provided to other third parties. Alternatively, please file copies of the agreements as exhibits to this registration statement.
•	Insurance policy for both specific and aggregate excess loss coverage to Essent Healthcare with an effective date of January 1, 2008.
•	Insurance policy for specific excess loss coverage to Moody’s Corporation, with an effective date of January 1, 2008.
•	Assignment of periodic payment obligations from related parties OneBeacon Insurance Group and United Stated Liability Insurance Company.
     The Company has revised its disclosure on pages 155 through 156 of Amendment No. 2 to confirm that the Essent Healthcare and Moody’s Corporation policies and the assignments of payments from OneBeacon Insurance Group and United States Liability Insurance Company were on substantially the same terms as those provided to other third parties.

Principal and Selling Stockholders, page 150
50.	Please revise the respective footnotes to identify the natural persons who are the beneficial owners of the shares held by each of your beneficial owners of five percent or more of your common stock. Please also identify any director of the registrant that such beneficial owner is affiliated and the affiliation.
     The Company is in the process of gathering this information from the stockholders and will provide this information in a future pre-effective amendment.
Shares Eligible for Future Sale, page 157
51.	Please file a form of lock-up agreement which you intend to enter into with each of your executive officers, directors and stockholders.
     The Company intends to file a form of lock-up agreement as an exhibit to the underwriting agreement for this offering in a future pre-effective amendment.
Underwriting, page 162
No Sales of Similar Securities, page 163
52.	You state that each of your executive officers, directors and stockholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Please expand your disclosure to disclose the exceptions.
     The Company has revised its disclosure on page 171 of Amendment No. 2 to describe the material exceptions to the lock-up agreements.
Index to Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-7
4. Investments, page F-16
53.	Please revise your disclosure here and on page F-53 to include disclosure regarding the number of investment positions that are in an unrealized loss position and the severity of the impairment. Refer to paragraph 17(b)(3) and (4) of FSP FAS 115-1.
     The Company has revised its disclosure on pages F-18, F-55 and F-56 of Amendment No. 2 to include disclosure regarding the number of investment positions that are in an unrealized loss position and the severity of the impairment.
7. Fair Value of Financial Instruments, page F-23
54.	With respect to your disclosure of Level 3 Securities here and on page F-63 and 64, please:

a.	Disclose your policy for transfers in or out of Level 3; and
b.	Disclose your transfers in and out separately in the Level 3 rollforward or provide on a gross basis in a footnote to the table.
     The Company has revised its disclosure on pages F-27, F-65 and F-66 of Amendment No. 2 to include disclosure regarding the Company’s policies for transfers into or out of Level 3 and to include transfers into and out of Level 3 on a gross basis in a footnote to the table.
Exhibits
55.	We note that you have not filed various schedules and exhibits to Exhibits 2.1. Please revise to provide a list briefly identifying the contents of the omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.
     Upon further consideration, the Company has determined that the Stock Purchase Agreement by and among Safeco Corporation, General America Corporation, White Mountains Insurance Group, Ltd. and Occum Acquisition Corp. dated as of March 15, 2004 and originally filed as Exhibit 2.1 is not, at the current time, a material plan of acquisition of the Company. The Company believes, based upon the passage of time and the lack of material surviving provisions of the agreement, that the agreement is no longer a material contract of the Company and should not be included as an exhibit to the Registration Statement. Accordingly, the Company has withdrawn Exhibit 2.1 by removing it from the exhibit table.
56.	We note that the exhibits in the below each refer to one or more exhibits, annexes or schedules which are attached to these agreements and which do not appear to have been provided.

Exhibit Number	Missing exhibit, annex or schedule
4.2	Exhibit A, B and C
4.5	Schedules 1, 1A and 5.3 Exhibits A, B-1, B-2, C-1, C-2, D, E, F, G, H and I
9.1	Schedule I
9.2	Schedules I and A
9.3	Schedule I
10.13	Schedule of Definitions
     Please be aware that when you file an agreement pursuant to Item 601(b)(4), (9) and (10) of Regulation S-K, you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please provide a copy of the above exhibits with the full and complete agreement, including any exhibits, schedules and appendices which are included in such agreement. Please note that if these agreements are otherwise filed as an exhibit to this registration statement you may insert a note in brackets on the page which the annex or schedule is to be located as to the exhibit number of the filed document. Also, confirm in your response letter that all agreements provided pursuant to Item 601(b)(4), (9) and (10) are provided in their entirety.
     The Company has filed with Amendment No. 2 the above exhibits with the full and complete agreements, including any exhibits, schedules and appendices that are included in such agreements. The Company confirms that all agreements provided pursuant to Item 601(b)(4), (9) and (10) are provided in their entirety.

     Please contact the undersigned at (212) 474-1644, or, in my absence, D. Scott Bennett at (212) 474-1132, with any questions or comments you may have regarding the Registration Statement.
Very truly yours,
/s/ William J. Whelan, III
William J. Whelan, III
Mr. Jeffrey Riedler
     Assistant Director
     U.S. Securities and Exchange Commission
     Division of Corporation Finance
     100 F Street, N.E.
     Washington, D.C. 20549
BY FED EX
Copy with enclosures to:
Ms. Jennifer Riegel
     Staff Attorney
     U.S. Securities and Exchange Commission
     Division of Corporation Finance
     100 F Street, N.E., Mail Stop 4720
     Washington, D.C. 20549
BY FED EX
George C. Pagos
     Symetra Financial Corporation
     777 108th Avenue NE, Suite 1200
     Bellevue, WA 98004
BY FED EX